PRIMERO INCREASES PRODUCTION BY 57% IN 2014 AND EXPECTS A FURTHER 20% INCREASE IN 2015
(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated.)

Toronto, Ontario, January 20, 2015 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) today announces its preliminary fourth quarter and full-year 2014 operating results and provides its 2015 guidance. The Company’s fourth quarter and full-year 2014 financial results will be released on February 12, 2015.

Highlights:

  Record Production in 2014: Fourth quarter production of 62,200 gold equivalent ounces1 resulted in record annual 2014 production of 225,100 gold equivalent ounces, 57% higher than 2013 and within the Company’s guidance range.

  Further Production Growth in 2015: Production is expected to increase further in 2015, by up to 20% over 2014, to between 250,000 and 270,000 gold equivalent ounces.

  Low Cash Costs and All-in Sustaining Costs: Estimated annual 2014 cash costs2,4 are expected to be $687 per gold equivalent ounce, with all-in sustaining costs3,4 estimated at $1,217 per ounce. Cash costs are expected to decline in 2015.

  Capital Program Optimized: After significant historical investment, the Company’s capital expenditure program for 2015 is expected to decline by 27% to $86 million.

“With a backdrop of extreme market volatility in 2014, Primero continued to focus on building a sustainable business that generates cash flow and solid returns for all our shareholders, whatever the commodity price environment,” stated Joseph F. Conway, President and C.E.O. “We successfully increased our production by close to 60% and maintained costs within our expected range. During 2014 the Company expanded the San Dimas mine capacity by 16% to 2,500 tonnes per day, increased its gold reserves by 32% and improved its gold reserve grade by 23% - all significant in creating value from our platform asset. We also announced that the second phase of the San Dimas expansion will commence this year. We challenged our operating team with the optimization of Black Fox, another underground mine in an excellent jurisdiction with very promising exploration upside. Combined, these efforts will create a more profitable Primero in 2015 and beyond. Our management team remains focused on building a strong intermediate gold producer with a portfolio of high quality, low cost precious metals assets in the Americas.”

High-Grade Production from Top Jurisdictions in the Americas

Primero produced 62,200 gold equivalent ounces during the fourth quarter of 2014 (20,300 ounces of gold from Black Fox and 35,800 ounces of gold and 1.74 million ounces of silver from San Dimas). This results in record production for the Company of 225,100 gold equivalent ounces in 2014 (63,900 ounces of gold from Black Fox and 126,100 ounces of gold and 6.15 million ounces of silver from San Dimas), a 57% increase over 2013 production and within the Company’s guidance range.

San Dimas produced 41,900 gold equivalent ounces during the fourth quarter at preliminary cash costs of $654 per gold equivalent ounce and preliminary all-in sustaining costs of $897 per ounce. This resulted in full-year 2014 production of 161,200 gold equivalent ounces at preliminary cash costs of $628 per gold equivalent ounce and preliminary all-in sustaining costs of $826 per ounce. Production at San Dimas in 2014 was higher than 2013 as a result of higher throughput with the completion of the expansion of the mill to 2,500 tonnes per day (“TPD”). Average throughput in 2014 increased by approximately 17% over 2013, averaging 2,463 TPD (based on 365 day availability). The expansion of the mill combined with an increase in long-hole mining allowed the San Dimas mine and mill to operate more efficiently. The mining optimization program at San Dimas was also successful at further improving mining dilution and reducing process inefficiencies.

Black Fox produced 20,300 ounces of gold during the fourth quarter at preliminary cash costs of $799 per ounce and preliminary all-in sustaining costs of $1,361 per ounce. This resulted in 2014 production, from the March 5, 2014 acquisition date, of 63,900 ounces of gold at preliminary cash costs of $837 per ounce and preliminary all-in sustaining costs of $1,424 per ounce. The Company initiated an optimization program at the mine after its acquisition, increasing underground exploration and development throughout the year. The Black Fox mill operated at approximately 2,300 TPD in 2014, with over 70% of the ore coming from the open pit and only 30% coming from the underground, according to plan, as the Company focuses on building its underground stope inventory.

The Company was also successful at controlling costs, with total consolidated cash costs2,4 for the full-year 2014 an expected $687 per gold equivalent ounce and all-in sustaining costs of approximately $1,217 per ounce. These costs are within the Company’s cost guidance range. Fourth quarter consolidated cash costs are expected to be $701 per gold equivalent ounce, with all-in sustaining costs of $1,179 per ounce.

Strong Organic Growth in 2015

In 2015 Primero expects to increase production to between 250,000 and 270,000 gold equivalent ounces, up to 20% higher than 2014, due to increased production from both San Dimas and Black Fox.

Cash costs for 2015 are expected to be in the range of $650 to $700 per gold equivalent ounce, or between $1,000 and $1,100 per ounce on an all-in sustaining cost basis. Primero’s 2015 production outlook is summarized in the following table:

Production Outlook	Black Fox	San Dimas	Estimated 2015
Attributable gold equivalent production[1] (gold equivalent ounces)	75,000-85,000	175,000-185,000	250,000-270,000
Gold Production (ounces)	75,000-85,000	145,000-155,000	220,000-240,000
Silver Production[5] (million ounces)		6.5-7.5	6.5-7.5
Total cash costs[2] (per gold equivalent ounce)	$820-$870	$590-$640	$650-$700
All-in Sustaining Costs[3] (per gold ounce)	$1,075-$1,125	$840-$890	$1,000-$1,100

Material assumptions used to forecast total cash costs for 2015 include: an average gold price of $1,200 per ounce; an average silver price of $5.21 per ounce (calculated using the silver purchase agreement contract price5 of $4.20 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $18 per ounce); and conservative foreign exchange rates of 1.10 Canadian dollars and 13 Mexican pesos to the US dollar.

San Dimas Poised to Expand Further

At the San Dimas mine in Mexico, production is expected to increase in 2015 based on higher throughput and higher grades. Mined grades at San Dimas are expected to increase in 2015 and 2016 as the Company begins to access the higher-grade ore of the Victoria vein and moves toward mining at its current gold reserve grade of 5.5 grams per tonne.

The first phase of the expansion of the San Dimas mine was completed in the first quarter of 2014 and it is now operating at beyond its nameplate capacity of 2,500 TPD. In the fourth quarter the mill operated at in excess of 2,750 TPD giving management confidence that the expansion to 3,000 TPD could be completed earlier than the originally anticipated mid-2016. The Company’s project development team has commenced procurement of the major equipment required for the expansion to 3,000 TPD and the Company will provide regular updates on its progress.

Focused on Reducing Costs at Black Fox

At the Black Fox mine in Canada, production is expected to increase slightly in 2015 based on a higher proportion of higher grade underground ore. The Company will continue producing predominantly from the open-pit until mid-2015 when production from the underground is expected to increase to approximately 1,000 TPD. The open-pit is expected to be depleted by September 2015.

For the first half of 2015 the Company will remain focused on increasing its inventory of long-hole stopes in the west, central and east regions of the underground mine. Primero has also implemented a mining optimization program similar to the one implemented at San Dimas in 2012. This program is focused on reducing costs and increasing productivity by improving fleet utilization, overall equipment efficiencies and labour productivity. Primero remains committed to the Black Fox mine reducing its costs and increasing its production as it continues to outline the mineral potential at depth.

Capital Expenditures Reduced in 2015

In-line with the Company’s focus on maximizing cash flow its total capital expenditures for 2015 are expected to decline to approximately $66.7 million, excluding capitalized exploration costs of $19.1 million.

Capital Expenditures	Estimated 2015
San Dimas Underground Development	$15.2 million
San Dimas Sustaining Capital	$10.8 million
San Dimas Projects	$15.4 million
San Dimas Sub Total	$41.4 million
Black Fox Underground Development	$13.4 million
Black Fox Sustaining Capital	$4.5 million
Black Fox Projects	$3.4 million
Grey Fox Development Studies	$1.3 million
Black Fox Sub Total	$22.6 million
Cerro del Gallo Development	$2.7 million
Total	$66.7 million

In support of the Company’s focus on medium and long-term cash flow, Primero continues to reinvest in its assets in order to sustain future cash flows, despite the currently lower commodity price environment. San Dimas underground development and sustaining capital remain at similar levels to 2014, while Black Fox underground development has increased - consistent with the strategic plan to increase underground stope inventory.

Capital projects at San Dimas are mainly related to the expansion of the mill to 3,000 TPD, which is expected to increase the mine’s annual production capacity to approximately 215,000 gold equivalent ounces by mid-2016. Capital projects at Black Fox are related to the finalization of optimization programs initiated in 2014 at both the mill and the mine.

As a result of the current market conditions and the Company’s focus on free cash flow it has elected not to construct the Cerro del Gallo project at this time. Expenditures at the Cerro del Gallo project have therefore been minimized in 2015. In 2015 the Company plans to complete outstanding land purchases, complete geology and geochemistry mapping for all exploration targets on the property and continue stakeholder outreach programs. The Company remains enthusiastic about the Cerro del Gallo project but will wait for the outstanding items to be completed and for market conditions to improve before proceeding to construction.

Investment in Exploration Proven Successful

Primero continues to invest in exploration at each of its assets as a result of the success achieved over the last few years when the Company has significantly increased reserves and resources beyond depletion. In 2015 the Company has prioritized its expenditures and plans to reduce exploration to $19.1 million across its assets.

Capitalized Exploration Expenditures	Estimated 2015
San Dimas Diamond Drilling	$3.1 million

San Dimas Drifting	$1.9 million
San Dimas Regional Diamond Drilling	$0.9 million
Ventanas Regional Diamond Drilling	$0.5 million
San Dimas Sub Total	$6.4 million
Black Fox Diamond Drilling	$5.0 million
Grey Fox & Regional Exploration	$7.3 million
Black Fox Complex Sub Total	$12.3 million
Cerro del Gallo Geology Mapping	$0.4 million
Total	$19.1 million

The Company’s exploration strategy at San Dimas since its acquisition has been to target high grade mineralization in close proximity to existing infrastructure. This strategy has proven successful as several new high-grade veins have been discovered and included in the mine plan within an eighteen month period. The Company invested approximately $16.0 million in exploration in Mexico in 2014 resulting in the discovery of several new areas of mineralization and the extension of its two top producing veins, Roberta and Robertita, at San Dimas and the discovery of several new high-grade ore-shoots at Ventanas. The Company expects to again, more than replace depletion at its Mexican assets when it releases its 2014 Mineral Reserves and Mineral Resources for San Dimas in Q1 2015.

The Company invested $17 million in exploration at the Black Fox mine in 2014 and was successful at increasing the known mineralization depth to at least 800 metres below surface with a central high-grade zone. It also significantly increased the area of known mineralization at the adjacent Grey Fox advanced exploration property. Primero will release its 2014 Mineral Reserves and Mineral Resources for the Black Fox Complex in Q1 2015.

Conference Call Details

The Company plans to release its fourth quarter and full-year 2014 operating and financial results on Thursday, February 12, 2015.

A conference call is scheduled for Thursday, February 12, 2015 at 10:00 a.m. (ET), to discuss these results. Participants may join the call by dialing North America toll free 1-888-789-9572 or 1 (416) 695-7806 for calls outside Canada and the U.S. and entering the participant passcode 5259185#.

A live and archived webcast of the conference call will also be available at www.primeromining.com under the News and Events section or by clicking here: http://www.gowebcasting.com/6269

A recorded playback of the call will be available until May 19, 2015, by dialing North America toll free 1-800-408-3053 or 1 905-694-9451 for calls outside Canada and the U.S. and entering the call back passcode 5259185#.

(1) “Gold equivalent ounces” include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices realized for each period. The ratio for the fourth quarter 2014 was 287:1 based on the average realized prices of $1,207 per ounce of gold and $4.20 per ounce of silver. The ratio for full-year 2014 was 175:1 based on the average realized prices of $1,264 per ounce of gold and $7.22 per ounce of silver. The ratio used for the 2015 guidance projection is 230:1 based on estimated average prices of $1,200 per ounce of gold and $5.21 per ounce of silver.

(2) Total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce are defined as costs of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs per gold ounce on a by-product basis are calculated by deducting the by-product silver credits from operating costs and dividing by the total number of gold ounces produced. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. As such, they are unlikely to be comparable to similar measures presented by other issuers. In reporting total cash costs per gold equivalent and total cash costs per gold ounce on a by-product basis, the Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the Company’s Q3 2014 Management Discussion & Analysis (“MD&A”) for a reconciliation of cash costs per gold ounce on both a by-product and gold equivalent basis to reported operating expenses (the most directly comparable GAAP measure).

(3) The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost non-GAAP performance measure that the Company believes more fully defines the total cost associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis. Refer to the Company’s Q3 2014 MD&A for a reconciliation of all-in sustaining costs per gold ounce.

(4) The preliminary cash cost information provided in this news release is approximate and may differ from the final results included in the Company’s 2014 annual audited financial statements and MD&A.

(5) According to the silver purchase agreement between the Company and Silver Wheaton Corp., until August 6, 2014 Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.16 per ounce (increasing by 1% per year). Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first 6.0 million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). The Company will receive silver spot prices only after the annual threshold amount has been delivered.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “program”, “expects” or “expected”, “proposed”, “moving forward”, “possible” “budget”, “scheduled”, “estimates” or “estimated”, “forecast”, “intends”, “anticipates”, “approximately”, “believes” or variations of such words and phrases or statements that certain actions, events or results “are anticipated”, “may”, “could”, “if”, “would”, “might” or “will”, or “be achieved” or the negative connotation thereof. Certain forward looking information is identifiable by its context and may be expressed in the present tense including references to anticipated benefits of future events or current matters that are continuing.

Forward-looking statements in this press release include, but are not limited to, statements regarding the Company’s total cash costs for the fourth quarter and year-end of 2014; 2015 outlook for production, cash costs, all-in sustaining costs, operating cash flow and the realization of silver sales at spot prices; ; the underground development in 2015; the amount of ore from the Company’s operations in 2015 and areas planned to be mined; three-year plan forecasts; plans in relation to Company’s plans to make a construction decision respecting the Cerro del Gallo project; the probability of encountering high grade mineralization in, and the exploration potential of, the Company’s exploration targets;; optimization and expansion initiatives; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this press release; that there are no significant disruptions affecting operations; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this press release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations; that the Company will sell some of its silver production at spot prices in 2015; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and in Sinaloa Graben; that there are no material variations in the current tax and regulatory environment; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour; that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not be able to achieve planned production levels; the Company may not be able to expand production at San Dimas, or develop the Cerro Del Gallo project to realize anticipated production levels, the Company may be required to change its development and exploration plans with a negative impact on production; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; the optimization and expansion initiatives, long-hole mining and haulage tunnels may not provide the benefits anticipated; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.